UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CECO Environmental Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

125141101

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 461212102	Page 2 of 14

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,512,887
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,512,887
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,512,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 461212102	Page 3 of 14

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,939
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,939
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,939
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 461212102	Page 4 of 14

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,363
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,363
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,363
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 461212102	Page 5 of 14

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 461212102	Page 6 of 14

1.	Name of Reporting Persons. LKCM Investment Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,210
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,210
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 461212102	Page 7 of 14

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,717,429
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,717,429
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,717,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 461212102	Page 8 of 14

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,723,129
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,723,129
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,723,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 461212102	Page 9 of 14

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,584,189
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,584,189
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,584,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value (“Common Stock”), of CECO Environmental Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4625 Red Bank Road, Cincinnati, Ohio 45227.

Item 2. Identity and Background

(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund SPC, a Cayman Islands segregated portfolio company (“PDP”), LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership (“Micro”), LKCM Core Discipline, L.P., a Delaware limited partnership (“Core”), LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), LKCM Investment Partnership II, L.P., a Texas limited partnership (“LIP2”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. PDP, Micro, Core, LIP, LIP2, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of PDP is c/o Five Continents Partners Limited, 4th Floor, Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman KY1-1003, Cayman Islands, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(c) LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PDP GP”), is the sole holder of the management shares of PDP, and LKCM Alternative Management, LLC, a Delaware limited liability company (“PDP Management”) is the general partner of PDP GP. LKCM Micro-Cap Management, L.P., a Delaware limited partnership (“Micro GP”), is the general partner of Micro-Cap, and PDP Management is the general partner of Micro GP. LKCM Core Discipline Management, L.P., a Delaware limited partnership (“Core GP”), is the general partner of Core, and PDP Management is the general partner of Core GP. LKCM Investment Partnership GP, LLC (“LIP GP”) is the general partner of LIP and LIP2. LKCM serves as the investment manager for PDP, Micro, Core, LIP and LIP2. J. Luther King, Jr. is a controlling shareholder of LKCM and the controlling member of LIP GP. J. Luther King, Jr. and J. Bryan King are controlling members of PDP Management. The principal business of PDP, Micro, Core, LIP and LIP2 is purchasing, holding and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) PDP is organized under the laws of the Cayman Islands. Micro, Core and LKCM are organized under the laws of Delaware. LIP and LIP2 are organized under the laws of Texas. J. Luther King, Jr. and J. Bryan King are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

PDP acquired 1,512,887 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $14,030,000 using working capital. Micro acquired 51,939 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $453,000 using working capital. Core acquired 19,363 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $168,000 using working capital. LIP acquired 30,230 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $373,000 using working capital. LIP2 acquired 1,210 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $15,000 using working capital. J. Luther King, Jr. acquired 5,700 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $50,000 using personal funds. Separate accounts for which LKCM provides investment management services acquired 101,800 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $1,014,000 using working capital.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) As of March 10, 2017, the Reporting Persons may be deemed to beneficially own 1,723,129 shares of Common Stock (which represents approximately 5.0% of the outstanding Common Stock based upon information contained in the Issuer’s Form 10-Q for the period ended November 8, 2016).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	1,512,887	0	1,512,887	0
Micro	51,939	0	51,939	0
Core	19,363	0	19,363	0
LIP	30,230	0	30,230	0
LIP2	1,210	0	1,210	0
LKCM	1,717,429	0	1,717,429	0
J. Luther King, Jr.	1,723,129	0	1,723,129	0
J. Bryan King	1,584,189	0	1,584,189	0

(c) During the past sixty days, the Reporting Persons purchased the following shares of Common Stock in open market transactions.

Date	Reporting Person	Shares Purchased	Price
1/24/2017	LIP	29,460	$12.3151
1/24/2017	LIP2	1,180	$12.3151
1/25/2017	LIP	770	$12.4000
1/25/2017	LIP2	30	$12.4000
3/10/2017	Core	1,599	$10.2000
3/10/2017	Core	851	$10.4176
3/10/2017	Micro	3,194	$10.2000
3/10/2017	Micro	1,706	$10.4176
3/10/2017	PDP	115,207	$10.2000
3/10/2017	PDP	72,443	$10.4176

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise provided herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 14, 2017, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2017

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr.

LKCM Investment Partnership II, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr.

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.